MONETRAN, LLC



ANNUAL REPORT

510 Pershing Ct.

Hockessin, DE

(732) 984 - 1983

www.monetran.com

This Annual Report is dated 4/29/2019.

BUSINESS

An asset-backed cryptocurrency with a funds transfer component.

Monetran LLC was formed on March 26, 2018 ("Inception") in the State of Delaware.   The financial statements of Monetran LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hockessin, DE.

Monetran LLC is a technology-based startup operating in the crypto-currency market. The company will be designing and deploying a block-chain based financial transaction application to help remedy existing problems in both crypto- and fiat-based transaction networks. The application will make use of Moneda, an asset-based token on the Stellar network. The Stellar platform combined with Monetran's application will allow users to transfer money, even micro-payments, in a matter of seconds for a nominal fee. Additionally, the use of the Byzantine Consensus Algorithm will allow for a vast amount of transactions with minimal energy usage compared to traditional mining procedures for existing block-chain networks and tokens. The company plans to establish this digital currency for everyday use in internet commerce and remittance.

Previous Offerings

Between 10/16/2018 and 12/31/2018, we sold 31,000 Class B units in exchange for $1.00 per unit under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

The company was not in existence in 2017.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $5,982.36. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company is not currently under any debt obligations. Its only outstanding liability is as represented in Company's Accounts Payable.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Don Bielak – Chief Executive Officer

Ron Robinson – Chief Information Officer

Dave Olsewski – Chief Technology Officer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Class B units, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Class B units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to units beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock		_____ shares		_____%
		_____ shares		_____%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 1,070,000 Class B units, par value $0.00 per unit. As of December 31, 2018, 31,000 Class B units are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

   (3)   as part of an offering registered with the SEC; or

   (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2019.

Monetran LLC

By   /s/ *Don Bielak*

   Name: __Don Bielak_____

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

   I, Don Bielak, Principal Executive Officer of Monetran LLC, hereby certify that the financial statements of Monetran LLC included in this Report are true and complete in all material respects.

Don Bielak

_____

Principal Executive Officer

I, Don Bielak, the CEO of Monetran LLC, hereby certify that the financial statements of Monetran LLC and notes thereto for the periods since inception, March 1 through December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Monetran LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9th of April, 2019____ (Date of Execution).

___Don Bielak_____(Signature)

_____CEO / Manager_____ (Title)

_____04/09/2019_____(Date)

MONETRAN LLC

FINANCIAL STATEMENTS
(UNAUDITED)
FROM INCEPTION
AS OF AND FOR THE PERIOD
MARCH 1 - DECEMBER 31, 2018

MONETRAN LLC
Index to Financial Statements
(unaudited)
Since Inception

Disbursements = 23,907.96
Money to Asset Acct = 9,563.18

MONETRAN LLC
BALANCE SHEET
for the period March 1 through Dec 31, 2018
(unaudited)

	As of Dec 31, 2018
ASSETS	
Current Assets	
Bank Accounts	
Checking	$5,982.36
Total Bank Accounts	**$5,982.36**
Other Current Assets	
	$8,188.07
Startup Costs	
Fidelity Asset Acct	9,563.18
Total Other Current Assets	**$17,751.25**
Total Current Assets	**$23,732.98**
TOTAL ASSETS	**$23,733.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$1,500.00
Total Current Liabilities	**$1,500.00**
Total Liabilities	**$0.00**
Equity	
Members' Investments	$33,196.66
Retained Earnings	$0.00
Net Income	-$10,963.05
Total Equity	**$22,233.61**
TOTAL LIABILITIES AND EQUITY	**$23,733.61**

MONETRAN LLC
STATEMENTS OF OPERATIONS
for the period March 1 through Dec 31, 2018
(unaudited)

	Mar - Dec 2018	
Income		
Revenue		
Sales		0.00
Other		0.00
Total Income	$	**0.00**
Cost of Goods Sold		
COGS		0.00
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Advertising		1,621.98
Auto Expenses		0.00
Bank Service Charges		78.85
Commissions and Fees		4,647.41
Depreciation		0.00
Dues & Subscriptions		0.00
Insurance		0.00
Legal & Professional Fees		$2,500.00
Licenses and Permits		0.00
Meals & Entertainment		0.00
Office Supplies		0.00
Rent		0.00
Repairs & Maintenance		0.00
Travel		0.00
Utilities		0.00
Website		2,114.64
Total Expenses	$	**10,963.05**
Net Operating Income	$	**-10,963.05**
Other Expenses		
Interest Expense		
Total Other Expense	$	**0.00**
Net Other Expense	$	**0.00**
Net Income	$	**-10,963.05**

MONETRAN LLC
STATEMENTS OF CASH FLOWS
for the period March 1 through Dec 31, 2018
SINCE INCEPTION
(unaudited)

	Mar - Dec 2018
OPERATING ACTIVITIES	
Net Income	$-10,963.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Startup Costs	-$8,188.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$8,188.07
Net cash provided by operating activities	**-$19,151.12**
FINANCING ACTIVITIES	
Accounts Payable	$1,500.00
Members' Equity	$23,908.59
Net cash provided by Financing activities	**$25,408.59**
INVESTING ACTIVITIES	
Owners' Investment	$9,288.07
Fidelity Asset Account	-$9,563.18
Net cash provided by investing activities	**-$275.11**
Net cash increase for period	**$5,982.36**

NOTE 1 – NATURE OF OPERATIONS

Monetran LLC was formed on March 26, 2018 ("Inception") in the State of Delaware. The financial statements of Monetran LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hockessin, DE.

Monetran LLC is a technology-based startup operating in the crypto-currency market. The company will be designing and deploying a block-chain based financial transaction application to help remedy existing problems in both crypto- and fiat-based transaction networks. The application will make use of Moneda (soon-to-be developed stable token), an asset-based token on the Stellar network. The Stellar platform combined with Monetran's application will allow users to transfer money, even micro-payments, in a matter of seconds for a nominal fee. Additionally, the use of the Byzantine Consensus Algorithm will allow for a vast amount of transactions with minimal energy usage compared to traditional mining procedures for existing block-chain networks and tokens. The company plans to establish this digital currency for everyday use in internet commerce and remittance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Application downloads of the Monetran app are free, and the Company does not anticipate a future need of charging a fee for app downloads or account maintenance. However, use of the application for the purpose of transferring funds shall come with transaction fees as follows:

1) For domestic transactions – 1% of the total transaction amount (in U.S. Dollars) with the following exceptions: Company will charge a minimum of $0.10 per transaction and a maximum of $10.00 per transaction (not including any additional fees).
2) For international transactions – 2% of the total transaction amount (in U.S. Dollars) with the following exceptions: Company will charge a minimum of $2.00 per international transfer and a maximum or $20.00 international transfer (not including any additional fees).

The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
Although a Limited Liability Company (LLC), the Company is taxed as a Partnership, the pass-through option for a multimember LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state tax authorities.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company is not currently under any debt obligations. It's only outstanding liability is as represented in Company's Accounts Payable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
Pursuant to the Company's Second Amended and Restated Operating Agreement dated September 27, 2018, Monetran LLC has authorized the issuance of two (2) classes of LLC Units, Class A and Class B, with the following characteristics:

- Class A Units
    - *Voting*. Holders of Class A Units are granted one (1) vote per Unit. Any Class A Member may call for a meeting of the Members and, if approved by holders of a majority of Class A Units, such meeting shall be granted and held within a reasonable time. Only Class A Members may attend these meetings and will be allowed to vote on such matters of Company's management, strategy, and key business decisions.
    - *Economics*. Holders of Class A Units will participate in distributions of Available Cash on a pro rata basis in accordance with the number of Units held, with Class A and Class B Units treated as a single class.
- Class B Units
    - *Voting*. Holders of Class B Units are not entitled to any voting rights.
    - *Economics.* Holders of Class B Units will participate in distributions of Available Cash on a pro rata basis in accordance with the number of Units held, with Class A and Class B Units treated as a single class.

As of the date of this financial review, the Company has issued a total of 1,000,000 Class A Units, with 100% of them being held by Don Bielak. The company has authorized, but not yet issued, Class B Units as outlined in its Regulation Crowdfunding offering.

The Company may, at any point with the approval of holders of a majority of Class A Units, issue additional LLC Units, whether Class A or Class B or a new class altogether, subject to applicable law.

NOTE 6 – RELATED PARTY TRANSACTIONS

Company has not engaged in any related-party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.